As filed with the Securities and Exchange Commission on May 7, 2010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
In the matter of:
HIGHLAND CAPITAL MANAGEMENT, L.P.
HIGHLAND FUNDS I
HIGHLAND FLOATING RATE FUND
HIGHLAND FLOATING RATE ADVANTAGE FUND
File No. 812-
Application for an Order of Exemption Pursuant to Section 6(c) of the
Investment Company Act of 1940 (the “1940 Act”) from:
(1) Certain Provisions of Section 15(a) of the 1940 Act and Rule 18f-2 Thereunder, and
(2) Certain Disclosure Requirements Under Various Rules and Forms.
May 7, 2010
Please direct all communications
regarding this Application to:
Elizabeth J. Reza
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624
617-951-7919
With copies to:
M. Jason Blackburn
Highland Capital Management, L.P.
NexBank Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
972-628-4165
This document contains 40 pages.

i

I. THE PROPOSAL
     Highland Funds I, a registered open-end management investment company that may offer one or more series of shares (each a “Series”),1 and Highland Floating Rate Fund and Highland Floating Rate Advantage Fund, each a registered closed-end management investment company operated as an interval fund (with Highland Funds I, each a “Highland Investment Company” and collectively, the “Highland Investment Companies”), and Highland Capital Management, L.P. (the “Adviser” and together with the Highland Investment Companies, the “Applicants”), the investment adviser to each Highland Investment Company, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).
     Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder2 to permit the Adviser, subject to the approval of the board of trustees of each applicable Highland Investment Company (each a “Board”), including a majority of those who are not “interested persons” of the Highland Investment Companies or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to do the following without obtaining shareholder approval: (i) select certain investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”)3 to manage all or a portion of the assets of a Highland Investment Company or a Series thereof (each a “Fund” and collectively, the “Funds”)

[1]	The current series of Highland Funds I include Highland Long/Short Equity Fund, Highland Long/Short Healthcare Fund, and Highland All Cap Equity Value Fund.

[2]	As Rule 18f-2 is applicable only to registered open-end investment management companies that have issued multiple classes or series of shares, all references to Rule 18f-2 in this Application apply only to Highland Funds I and its Series.

[3]	The requested relief set forth in this Application will not extend to any Sub-Adviser that is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Highland Investment Companies or the Adviser other than by reason of serving as Sub-Adviser to one or more Highland Investment Company or Series thereof (an “Affiliated Sub-Adviser”).

pursuant to an investment sub-advisory agreement with the Sub-Adviser (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Item 20(1)(c) of Form N-2; (iii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the “Exchange Act”); (iv) Item 48 of Form N-SAR; and (v) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.
     Applicants request that the relief sought herein apply to the named Applicants, as well as to any other existing or future registered open-end management investment company or series thereof or closed-end management investment company operated as an interval fund that (i) is advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser or its successors;4 (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (together with any Fund that currently uses Sub-Advisers, each a “Subadvised Fund” and collectively, the “Subadvised Funds”). All registered open-end investment companies and closed-end investment companies that currently intend to rely on the requested order are named as Applicants. All Funds that are, or that currently intend to be, Subadvised Funds are identified in the Application. The term “Adviser” includes (i) the Adviser, and (ii) any entity controlling, controlled by or under common control with, the Adviser.
     Applicants are seeking this exemption to enable the Adviser and each Board to obtain for each Subadvised Fund the services of one or more Sub-Advisers believed by the Adviser and the

[4]	For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders. Under this multi-manager approach, the Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the relevant Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.
     For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that without this relief, the Highland Investment Companies may be (i) precluded from promptly and timely hiring Sub-Advisers or materially amending Sub-Advisory Agreements, or (ii) subject to delays and additional expense of proxy solicitation when hiring Sub-Advisers or materially amending Sub-Advisory Agreements considered appropriate by the Adviser and the relevant Board.
II. BACKGROUND
     A. THE HIGHLAND INVESTMENT COMPANIES
     Each Highland Investment Company is organized as a Delaware statutory trust and is registered with the Commission as either an open-end management investment company or a closed-end management investment company that operates as an interval fund under the 1940 Act.5 Each Board currently consists of five (5) members (“Trustees”) all of whom, excluding the Chairperson, are Independent Trustees. The Chairperson of the Board is an “interested person”

[5]	Highland Funds I is organized as an open-end management investment company while the remainder of the Highland Investment Companies are organized as closed-end management investment companies.

(as defined in the 1940 Act) by virtue of his position with the Adviser. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to each Fund.
     Each Fund may offer shares with its own distinct investment objectives, policies and restrictions. Each of the Funds currently offers, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses.6 As a result, a Fund may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Fund or any class thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.
     B. THE ADVISER
     The Adviser, a Delaware limited partnership registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”), serves as investment adviser to each Highland Investment Company pursuant to separate investment advisory agreements (each an “Investment Advisory Agreement” and together the “Investment Advisory Agreements”). The Adviser’s business address is NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the relevant Board, (i) furnishes a continuous investment program for each Fund; (ii) determines the investments to be purchased, held, sold or exchanged by each Fund and the portion, if any, of the assets of the Fund to be held uninvested; and (iii) makes changes in the investments of each Fund; and (iv) manages, supervises, and conducts the other affairs and business of the Fund and matter incidental thereto. The Adviser also places orders for the

[6]	In connection with an order from the Commission granting an exemption from Sections 18(c) and 18(i) of the 1940 Act, Highland Floating Rate Fund and Highland Floating Rate Advantage Fund have agreed to comply with Rule 18f-3 as if that rule applied to closed-end management investment companies. Pursuant to that order, the Funds may offer multiple classes of shares subject to different expenses.

purchase and sale of portfolio securities with brokers or dealers selected by the Adviser. The Adviser periodically reviews each Fund’s investment policies and strategies and based on the need of a particular Fund may recommend changes to the investment policies and strategies of the Fund for consideration by its Board.
     Consistent with the terms of each Investment Advisory Agreement, the Adviser may, subject to the approval of the relevant Board, including a majority of the Independent Trustees, and the shareholders of the applicable Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of the Fund to a Sub-Adviser. The Adviser has overall responsibility for the management and investment of the assets of each Fund, and with respect to each Subadvised Fund, the Adviser’s responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Fund’s assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Funds, monitors and reviews the Sub-Adviser and its performance and its compliance with that Fund’s investment policies and restrictions.
     For its services to each Fund, the Adviser receives an investment advisory fee from that Fund as specified in the applicable Investment Advisory Agreement. The Sub-Adviser will receive investment advisory fees from the Adviser or the Subadvised Fund on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser. The fee paid to the Sub-Adviser results from the negotiations between the Adviser and the particular Sub-Adviser and is approved by the relevant Board, including a majority of the Independent Trustees.

     The terms of the Investment Advisory Agreements comply with Section 15(a) of the 1940 Act. Each Investment Advisory Agreement was initially approved by the relevant Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and, in the case of the open-end investment management companies, Rule 18f-2 thereunder. The Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements.
     C. THE SUB-ADVISERS
     Pursuant to the authority under the Investment Advisory Agreement, the Adviser has entered into a Sub-Advisory Agreement with JS Asset Management, LLC to serve as Sub-Adviser of Highland All Cap Equity Value Fund, a series of Highland Funds I.7 The Adviser may also, in the future, enter into Sub-Advisory Agreements on behalf of other Funds. Each Sub-Adviser is, and any future Sub-Advisers will be, an investment adviser as defined in Section 2(a)(20) of the 1940 Act as well as registered with the Commission as an “investment adviser” under the Advisers Act. The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Adviser’s skills in managing assets pursuant to particular investment styles, and recommends their hiring to the relevant Board. Sub-Advisers recommended to a Board are, and the Sub-Advisers identified above were, selected and initially approved by that Board, including a majority of the Independent Trustees.
     The Adviser will engage in an on-going analysis of the continued advisability of retaining these Sub-Advisers and make recommendations to the relevant Board as needed. The Adviser

[7]	The Adviser has also entered into a Sub-Advisory Agreement with Cummings Bay Capital Management, L.P. (“Cummings Bay”) to serve as Sub-Adviser of Highland Long/Short Equity Healthcare Fund, a series of Highland Funds I. Cummings Bay is an affiliate of the Adviser on the basis that it is under common control with the Adviser. The requested relief will not extend to Cummings Bay or any other Affiliated Sub-Adviser.

will also negotiate and renegotiate the terms of the Sub-Advisory Agreements, including the fees paid to the Sub-Adviser, with the Sub-Advisers and make recommendations to the relevant Board as needed.
     The specific investment decisions for each Subadvised Fund will be made by that Sub-Adviser which has discretionary authority to invest the assets or a portion of the assets of that Subadvised Fund, subject to the general supervision of the Adviser and the relevant Board. Each Sub-Adviser will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Fund, and will assist the Adviser to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. Each Sub-Adviser will provide reports on the relevant Subadvised Fund’s performance to the relevant Board on a regular basis. If the name of any Subadvised Fund contains the name of a Sub-Adviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Subadvised Fund, or a trademark or trade name that is owned by them, will precede the name of the Sub-Adviser.
     Each Sub-Advisory Agreement was approved by the relevant Board, including a majority of the Independent Trustees, and the shareholders of the applicable Subadvised Fund in accordance with Sections 15(a) and 15(c) under the 1940 Act and, in the case of the open-end investment management companies, Rule 18f-2 thereunder. In addition, the terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement precisely describes the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Fund, and provides that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the relevant Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act. The Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants the exemptive relief requested herein.
     For its services to a Subadvised Fund, each Sub-Adviser will receive from the Adviser or the Subadvised Fund, a monthly fee, computed and accrued daily, on the same basis (but not necessarily the same rate) as the Adviser’s investment advisory fees are calculated for the particular Subadvised Fund managed by that Sub-Adviser. Each Sub-Adviser will bear its own expenses of providing investment management services to the relevant Subadvised Fund. Where the Adviser is responsible for paying sub-advisory fees to the Sub-Adviser, the Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Advisory Agreement. Where a Subadvised Fund is responsible for paying sub-advisory fees to the Sub-Adviser, the amount paid to the Sub-Adviser is netted from the amount of advisory fees due to the Adviser under the relevant Investment Advisory Agreement.
III. EXEMPTION REQUESTED
     Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to sub-advisory fees, to facilitate the selection and retention of Sub-Advisers and to make material changes to Sub-Advisory Agreements in connection with operating the Subadvised Fund. Under the requested relief, Applicants will obtain the approval of the relevant Board, including a majority of the Independent Trustees, when Sub-Adviser changes are made or when material changes in Sub-

Advisory Agreements are made, but approval by shareholders of the applicable Subadvised Fund will not be sought or obtained.8
     If the requested order is granted, each Sub-Advisory Agreement will comply with all the provisions required by Section 15(a) of the 1940 Act except obtaining approval by the shareholders of the affected Subadvised Fund, including that it will: (i) precisely describe the compensation to be paid by the Adviser or Subadvised Fund to the Sub-Adviser; (ii) continue in effect for more than two years from the date of its original approval so long as such continuance is specifically approved at least annually by the relevant Board at the time and in the manner required by Section 15(c) of the 1940 Act; (iii) provide, in substance, for the termination at any time, without the payment of any penalty, by the Adviser, the relevant Board or the shareholders of the applicable Subadvised Fund on not more than sixty days’ written notice to the Sub-Adviser; and (iv) provide, in substance, for the automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
IV. APPLICABLE LAW AND DISCUSSION
     A. SHAREHOLDER VOTE
          1. Applicable Law
     Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted . . . to the holders of the outstanding voting securities of a series

[8]	The requested relief set forth in this Application will not extend to Affiliated Sub-Advisers.

company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”
     Section 2(a)(20) of the 1940 Act, in relevant part, defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are subject to Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Advisory Agreement.
     Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Fund to approve a (i) Sub-Advisory Agreement whenever a new Sub-Adviser is proposed to be hired by the Adviser, subject to review and approval of its Board, to manage the assets of the Subadvised Fund or (ii) material amendment to a Sub-Advisory Agreement.
     Section 6(c) of the 1940 Act provides that the Commission by order upon application may conditionally or unconditionally exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting the Applicants, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, a Highland Investment Company, and any Subadvised Fund, to submit Sub-Advisory Agreements to the affected shareholders for approval prior to selecting a Sub-Adviser or materially amending a Sub-Advisory Agreement. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.
          2. Discussion
     Applicants seek relief to permit the Subadvised Fund and/or the Adviser to enter into and materially amend a Sub-Advisory Agreement, subject to the approval of the relevant Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either operates or intends to operate each Subadvised Fund in a manner that is different from that of conventional investment companies; (2) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

               i. Necessary or Appropriate in the Public Interest
     In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. In the case of a Subadvised Fund, the Adviser will not normally make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for each Subadvised Fund and select, supervise, and evaluate the Sub-Advisers who make the day-to-day investment decisions for each Subadvised Fund. This is a service that the Adviser believes will add value to the investment of each Subadvised Fund’s shareholders because the Adviser will be able to select those Sub-Advisers best suited to manage a particular Subadvised Fund in light of the Subadvised Fund’s strategies and the market sectors in which it invests.
     From the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to the Fund. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser, subject to the review and approval of the relevant Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund’s investment objective. Shareholders of traditionally managed investment companies expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate each Sub-Adviser out of the investment management fee that the Adviser will receive from the relevant Subadvised Fund. Under the traditional investment company structure, shareholders do not vote on the selection of individual portfolio managers or changes in their compensation. There is no compelling policy reason why the Subadvised Fund’s shareholders should be required to approve the relationship between the Sub-Advisers and each applicable Subadvised Fund when shareholders of a traditional investment company are not required to approve the substantially equivalent relationship between an investment adviser and its portfolio managers.
     In the absence of exemptive relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, when a new Sub-Adviser is proposed for retention by a Highland Investment Company on behalf of itself or one of its Series, shareholders of that Subadvised Fund would be required to approve the Sub-Advisory Agreement with that Sub-Adviser. Similarly, if an existing Sub-Advisory Agreement were to be amended in any material respect, the shareholders of the affected Subadvised Fund would be required to approve the change. Moreover, if a Sub-Advisory Agreement were “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Fund would be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires the affected Subadvised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to the affected Subadvised Fund and its shareholders.

     Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Fund are paying the Adviser — the selection, supervision and evaluation of the Sub-Advisers — without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Fund’s shareholders and will allow the Subadvised Fund to operate more efficiently. The Highland Investment Companies are not required to hold annual shareholder meetings. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Fund will be able to replace Sub-Advisers more quickly and at less cost, when the relevant Board, including a majority of the Independent Trustees, and the Adviser believes that a change would benefit a Subadvised Fund and its shareholders. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Sub-Adviser that is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Sub-Advisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Adviser resignation or change in control — events that would be beyond the control of the Adviser, the Highland Investment Companies and the Subadvised Fund — the affected Subadvised Fund may be forced to operate without a Sub-Adviser or with less than optimum number of Sub-Advisers. The sudden loss of the Sub-Adviser could be highly disruptive to the operation of the Subadvised Fund.
               ii. Consistent with the Protection of Investors
     Primary responsibility for management of a Subadvised Fund’s assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the relevant Board. Each Investment Advisory Agreement will remain fully subject to the requirements of Section 15(a) under the 1940 Act and, in the case of the open-end management investment companies, Rule 18f-2 thereunder, including the requirement for approval by shareholders. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Fund, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most able Sub-Advisers. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders.
     In evaluating the services that a Sub-Adviser will provide to a Subadvised Fund, the Adviser considers certain information, including, but not limited to, the following:
(1)	the advisory services provided by the Sub-Adviser, including the Sub-Adviser’s investment management philosophy and technique and the Sub-Adviser’s methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Fund;

(2)	a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Fund, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and

(4)	reports setting forth the Sub-Adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

     In addition, the Adviser and the relevant Board considers the reasonableness of the Sub-Adviser’s compensation with respect to each Subadvised Fund for which the Sub-Adviser will provide portfolio management services. The Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Subadvised Fund. Accordingly, the Adviser and the relevant Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the relevant Board consider certain information, including, but not limited to, the following:
(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;

(2)	comparisons of the proposed fees to be paid by each applicable Subadvised Fund with fees charged by the Sub-Adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

(3)	data with respect to the projected expense ratios of each applicable Subadvised Fund and comparisons with other mutual funds of comparable size.
     If the relief requested is granted, shareholders of a Subadvised Fund will receive adequate information about the Sub-Advisers. The prospectus and statement of additional information (“SAI”) for each Subadvised Fund will include all information required by Form N-1A or Form N-2, as applicable, concerning the Sub-Advisers of the applicable Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application). If a new Sub-Adviser is retained or a Sub-Advisory Agreement materially amended, the affected Subadvised Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the Securities Act of 1933, as amended. If a new Sub-Adviser is appointed, the affected Subadvised

Fund would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure within ninety days of the date that the new Sub-Adviser is appointed. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act. In the circumstances described in this Application, a proxy solicitation to approve the appointment of a new Sub-Adviser provides no more meaningful information to shareholders than the proposed Information Statement. Moreover, as indicated above, the relevant Board would comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Sub-Advisory Agreement.
               iii. Consistent with the Policy and Provisions of the 1940 Act
     Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.9 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.10 The relief sought in this Application is fully consistent with this public policy.
     The Investment Advisory Agreement for each Subadvised Fund and Sub-Advisory Agreements with Affiliated Sub-Advisers (if any) will continue to be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act and, in the case of the open-end

[9]	See Section 1(b)(6) of the 1940 Act.

[10]	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

management investment companies, Rule 18f-2 thereunder. The prospectus of each Subadvised Fund will disclose that the Adviser is the primary provider of investment advisory services to the Subadvised Fund, and, if the requested relief is granted, that the Adviser may hire or change Sub-Advisers for the Subadvised Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-Advisers and recommend to the relevant Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-Adviser by the Adviser and the relevant Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. Additionally, if a shareholder of a Subadvised Fund is dissatisfied with the Adviser’s selection of a Sub-Adviser or a material change in a Sub-Advisory Agreement, the shareholder may exchange their shares for those of another Fund or may redeem their shares.
     B. DISCLOSURE OF SUB-ADVISERS’ FEES
          1. Applicable Law
     Form N-1A is the registration statement used by open-end investment companies and Form N-2 is the registration statement used by closed-end investment companies. Item 19(a)(3) of Form N-1A and Item 20(1)(c) of Form N-2 require a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company, including the total dollar amounts that the investment company “paid to the adviser...under the investment advisory contract for the last three fiscal years.”
     Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory agreement, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Subadvised Fund to disclose the fees paid to a Sub-Adviser in connection with a Sub-Advisory Agreement or with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

     Registered investment companies are required to file a semi-annual report with the Commission on Form N-SAR in accordance with Rule 30b1-1 under the 1940 Act. Item 48 of Form N-SAR requires registered investment companies to disclose the rate schedule for fees paid to the investment advisers of the investment company. This requirement may require a Subadvised Fund to disclose the fees that are paid to a Sub-Adviser.
     Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Subadvised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser, the nature of a Sub-Adviser’s affiliations, if any, with the Adviser, and the names of any Sub-Adviser accounting for 5% or more of the aggregate fees paid to the Adviser.
     For the reasons and subject to the conditions below, Applicants seek an order under Section 6(c) of the 1940 Act, to the extent described herein, to permit each Subadvised Fund to disclose (as a dollar amount and a percentage of a Subadvised Fund’s net assets) only (i) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (ii) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that the Adviser pays to each Sub-Adviser pursuant to Item 19(a)(3) of Form N-1A, Item 20(1)(c) of Form N-2, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A of the Exchange Act, Item 48 of Form N-SAR, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Fund that employs an

Affiliated Sub-Adviser, the Subadvised Fund will provide separate disclosure of any fees paid to such Affiliated Sub-Adviser.
          2. Discussion
     Applicants believe that relief from the foregoing disclosure requirements is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act, and should be granted for the following reasons: (1) the Adviser will operate the Subadvised Funds using the services of one or more Sub-Advisers in a manner different from that of traditional investment companies such that disclosure of the fees that the Adviser pays to each Sub-Adviser will not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Subadvised Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns.
     As noted above, the Adviser intends to operate the Subadvised Funds in a manner different from a traditional investment company. By investing in a Subadvised Fund, shareholders are hiring the Adviser to manage the Subadvised Fund’s assets by evaluating, monitoring and recommending Sub-Advisers and allocating assets of the Subadvised Fund among Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the relevant Board, is responsible for overseeing the Sub-Advisers and recommending their hiring, termination and replacement. In return, the Adviser receives an advisory fee from each Subadvised Fund. Pursuant to the relevant Subadvisory Agreement, the Adviser may compensate a Sub-Adviser directly or may have the Subadvised Fund compensate the Sub-Adviser with such amount netted from the amount of advisory fees due to the Adviser. Disclosure of the individual fees that the Adviser or Subadvised Fund would pay to a Sub-Adviser does not serve any meaningful purpose since investors pay the Adviser to monitor, evaluate and compensate each Sub-Adviser. Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Funds to be told the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.11
     The requested relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-

[11]	The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund would be required to include in its SAl, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Subadvised Series, the SAl will describe the structure and method used to determine the compensation received by a portfolio manager employed by a Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the SAI will describe the structure of, and method used to determine, the compensation received by a Sub-Adviser.

Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.
     C. PRECEDENT
     Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., Lincoln Investment Advisors Corporation, et al., Investment Company Release Nos. 29170 (March 9, 2010) (notice) and 29197 (March 31, 2010) (order) (“Lincoln”); Cash Account Trust, et al., Investment Company Release Nos. 29094 (December 16, 2009) (notice) and 29109 (January 12, 2010) (order) (“Cash Account”); Strategic Funds, Inc., et al., Investment Company Release Nos. 29064 (November 30, 2009) and 29097 (December 23, 2009) (order) (“Strategic”); Members Mutual Funds, et al., Investment Company Release Nos. 29062 (November 23, 2009) (notice) and 29096 (December 22, 2009) (order); Grail Advisors, LLC and Grail Advisors ETF Trust, Investment Company Release Nos. 28900 (September 14, 2009) (notice) and 28944 (October 8, 2009) (order) (“Grail”); AdvisorOne Funds and CLS Investments, LLC, Investment Company Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); GE Funds, et al., Investment Company Release Nos. 28808 (July 2, 2009) (notice) and 28839 (July 28, 2009) (order) (“GE Funds”); Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439

(October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers. et al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); First Investors Equity Funds, et al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order); Forum Funds, et al., Investment Company Act Release Nos. 27304 (April 26, 2006) (notice) and 27327 (May 23, 2006) (order) (“Forum Funds”); MGI Funds, Investment Company Act Release Nos. 27173 (December 1, 2005) (notice) and 27200 (December 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release

Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series”); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust and Federated Investment Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).
     Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Lincoln, Cash Account, Strategic, Grail, GE Funds, Embarcadero, Trust for Professional Managers II, Aberdeen, Unified, Northern Lights, Trust for Professional Managers I, Forum Funds, Atlas, JNL Series, Oppenheimer, and AB Funds Trust.

V. CONDITIONS
     Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:
1.	Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund’s shares are offered to the public.

2.	The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Subadvised Fund will hold itself out to the public as employing a multi-manager structure as described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.	Within ninety days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Fund will be furnished all information about the new Sub-Adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Adviser. To meet this obligation, the Adviser will provide shareholders of the applicable Subadvised Fund within ninety days of the hiring of a new Sub-Adviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.	The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.	At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.	Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.	Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.	Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.	The Adviser will provide general investment management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets, and subject to review and approval of the Board, will (i) set the Subadvised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Subadvised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Fund’s investment objective, policies and restrictions.

10.	No Trustee or officer of a Highland Investment Company or director or officer of the Adviser will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

11.	Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.	In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

VI. PROCEDURAL MATTERS
     All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of the Boards of the Highland Investment Companies are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit B to this Application.
     Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is NexBank Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.
     Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.
VII. CONCLUSION
     For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purpose fairly intended by the policy and provisions of the 1940 Act.
[Signature Page Follows]

HIGHLAND FUNDS I HIGHLAND FLOATING RATE FUND HIGHLAND FLOATING RATE ADVANTAGE FUND
By:	/s/ M. Jason Blackburn
	Name:	M. Jason Blackburn
	Title:	Secretary

HIGHLAND CAPITAL MANAGEMENT, L.P. By: Strand Advisers, Inc., its general partner
By:	/s/ Michael Colvin
Name:	Michael Colvin
Title:	Secretary

EXHIBITS TO APPLICATION
     The following materials are made a part of the Application and are attached hereto:

Designation	Document

Exhibit A	Resolutions
Exhibits B	Verifications

EXHIBIT A
Resolutions of the Board of Trustees of Each Highland Investment Company
Resolved,	That the President, Treasurer, Secretary and Chief Compliance Officer of each Highland Funds I, Highland Floating Rate Advantage Fund and Highland Floating Rate Fund (together, the “Funds”) be, and they hereby are, and each of them acting individually hereby is, authorized and directed to execute and file with the Securities and Exchange Commission on behalf of the Funds an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and fire sub-advisers and amend sub-advisory contracts on behalf of the Funds without shareholder approval (the “Exemptive Application”), in the form presented to this meeting, with such changes as the officers may approve with the advice of counsel to the Funds, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Trustees’ authorization hereby; and further

Resolved,	That the officers of each of the Funds be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Fund, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Fund, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.

A-1

EXHIBIT B
Verifications of Highland Capital Management, L.P., Highland Funds I, Highland Floating
Rate Fund and Highland Floating Rate Advantage Fund

The undersigned states that he has duly executed the attached application dated May 7, 2010 for and on behalf of Highland Capital Management, L.P. in his capacity as the Secretary of such entity’s general partner, Strand Advisors, Inc., and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	Strand Advisors, Inc., in its capacity as general partner of Highland Capital Management, L.P.
/s/ Michael Colvin
	Name:	Michael Colvin
	Title:	Secretary

The undersigned states that he has duly executed the attached application dated May 7, 2010 for and on behalf of Highland Funds I (the “Trust”), that he is the Secretary of the Trust, that the laws of the jurisdiction of formation or the governing documents of the Trust authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ M. Jason Blackburn
Name:	M. Jason Blackburn
Title:	Secretary

The undersigned states that he has duly executed the attached application dated May 7, 2010 for and on behalf of Highland Floating Rate Fund (the “Fund”), that he is the Secretary of the Fund, that the laws of the jurisdiction of formation or the governing documents of the Fund authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ M. Jason Blackburn
Name:	M. Jason Blackburn
Title:	Secretary

The undersigned states that he has duly executed the attached application dated May 7, 2010 for and on behalf of Highland Floating Rate Advantage Fund (the “Fund”), that he is the Secretary of the Fund, that the laws of the jurisdiction of formation or the governing documents of the Fund authorizes a person in the undersigned’s position to sign documents on behalf thereof and that all actions by shareholders, trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ M. Jason Blackburn
Name:	M. Jason Blackburn
Title:	Secretary

B-5